EXHIBIT 21


                            Subsidiaries of the Registrant


The following subsidiaries are 100% owned by Grand Premier Financial, Inc.


Grand National Bank

First National Bank of Northbrook

First Bank North

First Bank South

First Security Bank of Cary Grove

Grand Premier Trust and Investment Services, Inc.

Grand Premier Operating Systems, Inc.

Grand Premier Insurance Services

American Suburban Mortgage Corporation (inactive)